As filed pursuant to Rule 424(B)(3)
under the Securities Act of 1933
Registration No. 333-89184

SUPERCONDUCTOR TECHNOLOGIES INC.

Up to 850,000 Shares of Common Stock

     The security holders listed in the table beginning on page 18 may use this prospectus from time to time to offer for sale up to 850,000 shares of our common stock. The shares of common stock covered by this prospectus consist of up to 850,000 shares of common stock issuable upon the exercise of warrants to purchase common stock.

     Investment in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5.

     We are not offering any shares of common stock to the public and will not directly receive any proceeds from the sale of shares under this prospectus. We may indirectly receive proceeds to the extent that any selling stockholders exercise warrants to purchase our common stock and then resell those shares under this prospectus. We are paying the cost of registering the shares of common stock covered by this prospectus as well as various related expenses. The selling stockholders are responsible for all selling commissions, transfer taxes and other costs related to the offer and sale of their shares. If required, the number of shares to be sold, the public offering price of those shares, the names of any broker-dealers and any applicable commission or discount will be included in a supplement to this prospectus, called a prospectus supplement.

     Our common stock is traded on the Nasdaq National Market under the symbol “SCON.” On July 26, 2004, the closing sale price of our common stock on the Nasdaq National Market was $0.95 per share. Our principal executive offices are located at 460 Ward Drive, Santa Barbara, California 93111-2310, and our telephone number is (805) 690-4500.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities described in this prospectus or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 27, 2004.

THE COMPANY

     We develop, manufacture and market high performance products used in cellular base stations to maximize the performance of wireless telecommunications networks by improving the quality of uplink signals from mobile wireless devices. Our solutions leverage our expertise in high-temperature superconducting (“HTS”) filters to “hear” wireless devices with the best possible clarity while rejecting interfering signals. We believe that this combination of interference rejection and receiver sensitivity is only possible using HTS technology. We sell our products directly to wireless carriers in the Americas, and we have plans to expand internationally. Our customers to date include ALLTEL, AT&T Wireless, U.S. Cellular, and Verizon Wireless.

     Industry Background. The ability to provide high quality service to customers is becoming increasingly difficult for wireless operators as the number of subscribers rises, minutes of use increases and the market for wireless data services expands. Wireless service providers in both rural and urban areas are encountering high levels of radio frequency interference due to greater subscriber density and a larger number of users on adjacent channels. This reduced signal quality and higher percentage of dropped calls can lead to lower system utilization, decreased revenue and, ultimately, higher rates of customer churn. Service providers are also facing network capacity constraints. In particular, CDMA operators, whose networks employ the same wide communications channels for both data and voice transmission, are experiencing decreases in available capacity for voice services as higher-speed data transmissions proliferate.

     As a result, wireless carriers are seeking to cost-effectively reduce interference, increase capacity and expand coverage to improve the quality of their systems. Today’s restricted corporate budgets and tougher zoning laws make operators far less likely to have the option of simply deploying new base stations to achieve these performance goals.

     Our Solution. We leverage our expertise in high-temperature superconducting technology to cost effectively deliver both interference protection and increased sensitivity to our wireless carrier customers. Our solutions provide the following quality-of-service improvements:

•	reduction in base station noise figure;

•	reduction of dropped calls and network access failures;

•	elimination of inteference from other sources such as specialized mobile radio handsets and other base stations; and

•	increased in-building penetration.

     Our solutions consist of the following three product lines:

•	SuperLink Rx. In order to receive uplink signals from wireless handsets, base stations require a wireless filter system to eliminate, or filter out, out-of-band interference. To address this need, we offer the SuperLink Rx product line for the receiver front-end of base stations. These products combine specialized filters using HTS technology with a proprietary cryogenic cooler and a cryogenically cooled low-noise amplifier. The result is a highly compact and reliable cryogenic receiver front-end that can simultaneously deliver both high selectivity (interference rejection) and high sensitivity (detection of low level signals). SuperLink Rx products thereby offer significant advantages over conventional filter systems.

•	AmpLink Rx. The recently introduced AmpLink Rx is our lower-cost receiver front-end product designed specifically to address the sensitivity requirements of wireless base stations. The AmpLink Rx is a ground-mounted unit which includes a high-performance amplifier and up to six dual duplexers. The enhanced uplink provided by AmpLink Rx 1900 improves PCS network coverage immediately and avoids the installation and maintenance costs associated with tower mounted amplifiers. As network interference increases, the AmpLink Rx 1900 is easily upgradable to include a SuperLink Rx front-end, which uses HTS technology to maintain the same sensitivity improvement while eliminating the effects of increasing interference.

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•	SuperPlex. SuperPlex, our antenna sharing solution, is a line of multiplexers that provides extremely low insertion loss and excellent cross-band isolation. Products in our SuperPlex line of high-performance multiplexers are designed to eliminate the need for additional base station antennas and reduce infrastructure costs. Relative to competing technologies, these products offer increased transmit power delivered to the base station antenna, higher sensitivity to subscriber handset signals, and fast and cost-effective network overlays. The SuperPlex product family offers network performance benefits synergistic with SuperLink Rx.

     We began commercial production of the SuperFilter (the precursor to the SuperLink Rx) in 1997. Our initial commercial sales of our SuperLink products were to small rural providers who had the most immediate need for range extension and coverage enhancement. We sold our first systems in the fourth quarter of 1997. We sold 83 more systems in 1998, 123 systems in 1999, 393 systems in 2000, 438 systems in 2001, 927 systems in 2002 , 1,884 systems in 2003 and 142 units in the quarter ended April 3, 2004. In 2001, U.S. Cellular accounted for 12% of our net commercial revenues and ALLTEL accounted for 73% of our net commercial revenues. In 2002, U.S. Cellular accounted for 8% of our net commercial revenues and ALLTEL for 84% of our net commercial revenues. In 2003, ALLTEL accounted for 70% of our net commercial revenues and Verizon accounted for 15% of our net commercial revenues.

     Our Strategy. Our objective is to provide total link enhancement to wireless carriers by combining our field-proven HTS solutions with high-performance multiplexers and multi-carrier power amplifiers. The primary elements of our strategy include:

•	expanding domestic and international sales channels to broaden our customer base,

•	enhancing our productivity and lowering our costs,

•	enhancing and extending our current product offerings,

•	maintaining our focus on technical excellence and innovation, and

•	pursuing strategic partnerships, alliances and acquisitions.

     Government Contracts. In our business model, we use government contracts as a source of funds for our commercial technology development. We typically own the intellectual property developed under these contracts, and the Federal Government receives a royalty-free, non-exclusive and nontransferable license to use the intellectual property for the United States. We acquired Conductus, Inc. on December 18, 2002. Conductus was a competing supplier of high-temperature superconducting technology for wireless networks. The acquisition of Conductus contributed $4.6 million to our government revenues in 2003.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the documents incorporated by reference into it contain forward-looking statements that involve risks and uncertainties. We have made these statements in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our forward-looking statements relate to future events or our future performance and include, but are not limited to, statements concerning our business strategy, future commercial revenues, market growth, capital requirements, new product introductions, expansion plans and our funding requirements. Other statements contained in our filings that are not historical facts are also forward-looking statements. We have tried, wherever possible, to identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and other comparable terminology.

     Forward-looking statements are not guarantees of future performance and are subject to various risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from those expressed in forward-looking statements. They can be affected by many factors, including, those discussed under the

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caption “Risk Factors” on page 5. Forward-looking statements are based on information presently available to senior management, and we do not assume any duty to update our forward-looking statements.

RISK FACTORS

     Unless otherwise noted, the terms “we,” “us,” and “our,” refer to the combined and ongoing business operations of Superconductor and Conductus.

     Investing in our common stock involves a high degree of risk. You should consider the following risk factors, as well as other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding to purchase any shares of our common stock. The risks and uncertainties described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. If any of these risks occur, our business could suffer, the market price of our common stock could decline and you could lose all or part of you investment in our common stock.

Risks Related to Our Business

We have a history of losses and may never become profitable.

     In each of our last five years, we have experienced significant net losses and negative cash flows from operations. If we fail to increase our revenues, specifically revenues in connection with our SuperLink products, we may not achieve and maintain profitability and may not meet our expectations.

We may need to raise additional capital, and if we are unable to raise capital our ability to implement our current business plan and ultimately our viability as a company could be adversely affected.

     Our independent registered public accountants have included in their report for 2003 an explanatory paragraph expressing doubt about our ability to continue as a going concern due to past losses and negative cash flows. They included a similar explanatory paragraph in their audit report for 2002. During 2003, we incurred a net loss of $11.3 million and negative cash flows from operations of $18.5 million. We also experienced lower than expected revenues in the first quarter of 2004. In our first quarter, we incurred a net loss of $5.9 million. As of April 3, 2004, we had cash and cash equivalents totaling $3.9 million, and working capital of $9.6 million. In May 2004, we completed a public offering of 20 million shares of our common stock which yielded net proceeds to us of $16.8 million.

     We cannot assure you that such resources will be sufficient to fund the growth of our business. Our cash requirements will depend on numerous factors, including the rate of growth of our sales, the timing and levels of products purchased, payment terms and credit limits from manufacturers, the timing and level of our accounts receivable collections and our ability to manage our business profitability.

     We cannot assure you that additional financing (public or private) will be available on acceptable terms or at all. If we issue additional equity securities to raise funds, the ownership percentage of our existing stockholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise any needed funds, we would also be forced to make further substantial reductions in our operating expenses, which could adversely affect our ability to implement our current business plan and ultimately our viability as a company.

We rely upon a few customers for the majority of our commercial revenues and the loss of any one of these customers, or a significant loss, reduction or rescheduling of orders from any of these customers, would have a material adverse effect on our business, results of operations and financial condition.

     We sell most of our products to a small number of wireless carriers, and we expect that this will continue. We derived 85% of our commercial product revenues from ALLTEL and Verizon Wireless in 2003 and 92% of our commercial product revenues from ALLTEL and U.S. Cellular in 2002. Our future success is dependent upon the

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continued purchases of our products by wireless carriers and any fluctuations in demand from such customers would negatively impact our results of operations. Unanticipated demand fluctuations can have a negative impact on our revenues and business and an adverse effect on our results of operations and financial condition. In addition, our dependence on a small number of major customers exposes us to numerous other risks, including:

•	a slowdown or delay in the deployment, upgrading or improvement of wireless networks by any one customer could significantly reduce demand for our products;

•	reductions in a single customer’s forecasts and demand could result in excess inventories;

•	each of our customers have significant purchasing leverage over us to require changes in sales terms including pricing, payment terms and product delivery schedules;

•	concentration of accounts receivable credit risk, which could have a material adverse effect on our liquidity and financial condition if one of our major customers declared bankruptcy or delayed payment of their receivables.

     Many of our customers also provide minimal lead-time prior to the release of their purchase orders and have non-binding commitments to purchase from us. This further impacts our ability to forecast future revenue.

The wireless communication industry is highly concentrated, which limits the number of potential customers, and further industry consolidation could result in the loss of key customers.

     The wireless communication industry is highly concentrated in nature and may become more concentrated due to anticipated industry consolidation. As a result, we believe that the number of potential customers for our products will be limited. We also face significant risks in the event any of our key customers is acquired by a company that has not adopted our technology or not adopted it to the same extent. In that event, we could face a significant decline in our sales to the acquired customer. For example, we believe that one customer has stopped work temporarily on certain infrastructure projects because of its pending acquisition. Some of these projects involved our products. We cannot predict the impact the acquisition will have on the capital spending plans of this customer, and the acquisition could adversely affect our ability to convert this customer into a significant customer.

We recently announced restructuring charges and may incur additional charges in the future.

     We recently implemented a cost reduction program to lower our breakeven point. The program consisted of closing of our Sunnyvale facility, a reduction in workforce and other cost reduction measures. We consolidated our research and development operations in Sunnyvale into our Santa Barbara, California facility. We also reduced our total workforce by approximately 20 percent. Finally, we accelerated the implementation of a new, lower cost wafer deposition process. These changes will result in cash and non-cash restructuring charges of approximately $3.7 million for employee related costs, consolidation of facilities, a write-down of assets and other related costs. The majority of the restructuring charges will occur in the second quarter. We may implement further cost reductions in the future in response to changing business conditions, and those reductions could result in additional, substantial restructuring charges.

We expect significant fluctuations in sales and operating results from quarter to quarter.

     Our quarterly results fluctuate due to a number of factors, including:

•	the lack of any obligation by our customers to purchase their forecasted demand for our products;

•	variations in the timing, cancellation, or rescheduling of customer orders and shipments;

•	high fixed expenses that may disproportionately impact operating expenses, especially during a quarter with a sales shortfall; and

•	discounts given to certain customers for large volume purchases.

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     We have regularly generated a large percentage of our revenues in the last month of a quarter. Since we attempt to ship products quickly after we receive orders, we may not always have a significant backlog of unfilled orders at the start of each quarter and we may be required to book a substantial portion of our orders during the quarter in which such orders ship. Our major customers generally have no obligation to purchase forecasted amounts and may cancel orders, change delivery schedules or change the mix of products ordered with minimal notice and without penalty. As a result, we may not be able to accurately predict our quarterly sales. Any shortfall in sales relative to our quarterly expectations or any delay of customer orders would adversely affect our revenues and results of operations.

     Order deferrals and cancellations by our customers, declining average sales prices, changes in the mix of products sold, delays in the introduction of new products and longer than anticipated sales cycles for our products have, in the past, adversely affected our results of operations. Despite these factors, we maintain significant finished goods, work-in-progress and raw materials inventory to meet estimated order forecasts. If our customers purchase less than the forecasted amounts or cancel or delay existing purchase orders, there will be higher levels of inventory that face a greater risk of obsolescence. If our customers desire to purchase products in excess of the forecasted amounts or in a different product mix, there may not be enough inventory or manufacturing capacity to fill their orders.

     Our expense levels and expansion plans, including plans to increase research and development efforts, manufacturing capacity and sales and marketing efforts, are based in large part on expectations of future revenue. These items of expense are relatively fixed in the short-term. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Consequently, operating results in any given period are likely to be disproportionately harmed if revenue in that period falls below expectations.

     Due to these and other factors, our past results are not reliable indicators of our future performance. Future revenues and operating results may not meet the expectations of stock analysts and investors. In either case, the price of our common stock could be materially adversely affected.

Our sales cycles are unpredictable and may be long, making future performance unpredictable.

     Our experience with the sales cycle for telecommunications products is limited. The sales cycle includes identification of decision makers within the customers’ organizations, development of an understanding of customer-specific performance and economic issues, convincing the customer through field trial reports of the benefits of systems offered, negotiation of purchase orders and deployment.

     Because customers who purchase our systems must commit a significant amount of capital and other resources, sales are subject to delays beyond our control. Our customers must consider budgetary constraints, comply with internal procedures for approving large expenditures and complete whatever testing is necessary for them to integrate new technologies that will affect their key operations. While the sales cycle for an initial order typically has been 12 to 24 months, we may experience longer sales cycles in the future. Such delays or lengthened sales cycles could have a material adverse effect on our business.

We depend on the capital spending patterns of wireless network operators, and if capital spending is decreased or delayed, our business may be harmed.

     Because we rely on wireless network operators for product purchases, any substantial decrease or delay in capital spending patterns in the wireless communication industry may harm our business. Demand from customers for our products depends to a significant degree upon the magnitude and timing of capital spending by these customers for constructing, rebuilding or upgrading their systems. The capital spending patterns of wireless network operators depend on a variety of factors, including access to financing, the status of federal, local and foreign government regulation and deregulation, changing standards for wireless technology, overall demand for wireless services, competitive pressures and general economic conditions. In addition, capital spending patterns in the wireless industry can be subject to some degree of seasonality, with lower levels of spending in the first and third calendar quarters, based on annual budget cycles.

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     We are currently experiencing the effects of delayed capital spending by two customers. One of our customers is being acquired and has stopped work on certain infrastructure projects because of the acquisition. Some of the projects involve our products. We also believe that another customer meanwhile has decided to greatly accelerate a project to roll out a new third generation technology that has diverted their resources. This is delaying some projects that deploy our products for improvements to their existing network. If these delays continue, our operating results would be materially adversely affected.

Our reliance on a limited number of suppliers and the long lead time of components for our SuperLink products could impair our ability to manufacture and deliver our systems on a timely basis.

     We currently purchase substrates for growth of high-temperature superconductor thin-films from two suppliers because of the quality of their substrates. A thin film is a thin layer of high-temperature superconductor material. There are additional components that we source from a single vendor due to the present volume. Our reliance on sole or limited source suppliers involves certain risks and uncertainties, most of which are beyond our control. These include the possibility of a shortage or the discontinuation of certain key components. Any reduced availability of these parts or components when required could impair our ability to manufacture and deliver our systems on a timely basis and result in the cancellation of orders, which could harm our business.

     In addition, the purchase of some of our key components involves long lead times and, in the event of unanticipated increases in demand for our SuperLink products, we may be unable to obtain these components in sufficient quantities to meet our customers’ requirements. We do not have guaranteed supply arrangements with any of these suppliers, do not maintain an extensive inventory of parts or components and customarily purchase sole or limited source parts and components pursuant to purchase orders. Business disruptions, quality issues, production shortfalls or financial difficulties of a sole or limited source supplier could materially and adversely affect us by increasing product costs, or eliminating or delaying the availability of such parts or components. In such events, our inability to develop alternative sources of supply quickly and on a cost-effective basis could impair our ability to manufacture and deliver our systems on a timely basis and could harm our business.

We cannot predict whether our products will be commercially accepted, because commercial application of superconductive electronics technology has been limited to date.

     Although a number of commercial superconductive electronic products have been introduced by us to date, approximately 30% of our aggregate revenue over the last five fiscal years has been derived from government research and development contracts. New products or product enhancements may or may not be successfully developed, introduced and marketed. Any new products or product enhancements that are marketed may not be well received in the marketplace or achieve any significant degree of commercial acceptance.

We anticipate decreases in average selling prices, requiring us to reduce costs and introduce new systems in order to achieve and maintain profitability.

     In 2002, there was a reduction in average selling prices of SuperLink products. This followed the discount on a large order of Superconductor products in December 2001. We anticipate customer pressure on our product pricing will continue for the foreseeable future. We will need to further reduce our manufacturing costs through engineering improvements and economies of scale in production and purchasing in order to achieve adequate gross margins. We may not be able to achieve the required cost savings at a rate needed to keep pace with competitive pricing pressure. Additionally, we may be forced to discount future orders. If we fail to reach our cost saving objectives or we are required to offer future discounts, our business may be harmed.

Changes in the mix of our sales channels could cause fluctuations in future operating results.

     We currently sell most of our products directly to wireless network operators in the United States. We plan, however, to expand our business in international markets by increasing our direct sales force and selling through resellers or directly through original equipment manufacturers. If and when changes in the mix of our sales channels occur, our gross profit and operating margins may fluctuate significantly.

Our ability to protect our patents and other proprietary rights is uncertain, exposing us to possible losses of competitive advantage.

     Our efforts to protect our proprietary rights may not succeed in preventing infringement by others or ensure that these rights will provide us with a competitive advantage. Pending patent applications may not result in issued

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patents and the validity of issued patents may be subject to challenge. Third parties may also be able to design around the patented aspects of the products. Additionally, certain of the issued patents and patent applications are owned jointly with third parties. Because any owner or co-owner of a patent can license its rights under jointly-owned patents or applications, inventions made by us jointly with others are not subject to our exclusive control. Any of these possible events could result in losses of competitive advantage.

We depend on specific patents and licenses to technologies, and we will likely need additional technologies in the future that we may not be able to utilize.

     We utilize technologies under licenses of patents from others for our products. These patents may be subject to challenge, which may result in significant litigation expense (which may or may not be recoverable against future royalty obligations). Additionally, we continually try to develop new products, and, in the course of doing so, we may be required to utilize intellectual property rights owned by others and may seek licenses to do so. Such licenses may not be obtainable on commercially reasonable terms, or at all. It is also possible that we may inadvertently utilize intellectual property rights held by others, which could result in substantial claims.

Intellectual property infringement claims against us could materially harm results of operations.

     Our products incorporate a number of technologies, including high-temperature superconductor technology, technology related to other materials, and electronics technologies. Our patent positions, and that of other companies using high-temperature superconductor technology, is uncertain and there is significant risk that others, including our competitors or potential competitors, have obtained or will obtain patents relating to our products or technologies or products or technologies planned to be introduced by us.

     We believe that patents may be or have been issued, or applications may be pending, claiming various compositions of matter used in our products. We may need to secure one or more licenses of these patents. There can be no assurances that such licenses could be obtained on commercially reasonable terms, or at all. We may be required to expend significant resources to develop alternatives that would not infringe such patents or to obtain licenses to the related technology. We may not be able to successfully design around these patents or obtain licenses to them and may have to defend ourselves at substantial cost against allegations of infringement of third party patents or other rights to intellectual property. In those circumstances, we could face significant liabilities and also be forced to cease the use of key technology.

     We are engaged in a patent dispute with ISCO International, Inc. relating to U.S. Patent No. 6,263,215 entitled “Cryoelectronically Cooled Receiver Front End for Mobile Radio Systems.” ISCO filed a complaint on July 17, 2001 in the United States District Court for the District of Delaware against us and our wholly-owned subsidiary, Conductus, Inc. The ISCO complaint alleged that our SuperFilter product and Conductus’ ClearSite product infringe ISCO’s patent. The matter went to trial on March 17, 2003.

     On April 3, 2003, the jury returned a unanimous verdict that our SuperFilter III product does not infringe the patent in question, and that ISCO’s patent is invalid and unenforceable. The jury also awarded us $3.8 million in compensatory damages based upon a finding that ISCO engaged in unfair competition and acted in bad faith by issuing press releases and contacting our customers asserting rights under this patent.

     On April 17, 2003, we filed a Motion for Attorneys’ Fees and Disbursements, in which we asked the court to award us our attorneys’ fees and other expenses. On the same date, ISCO filed a motion, asking the court to overturn the verdict and grant a new trial. In August 2003, the court rejected ISCO’s request to overturn the jury’s verdict that the patent is invalid and not infringed by the SuperFilter III product, and accepted the jury’s verdict that the patent is unenforceable because of inequitable conduct committed by one of the alleged inventors. ISCO subsequently filed a notice of appeal as to this portion of the court’s decision. The court overturned the jury’s verdict of unfair competition and bad faith on the part of ISCO and the related $3.8 million compensatory damage award to us, and also denied our request for reimbursement of our legal fees associated with the case. We have filed a notice of appeal as to this portion of the court’s decision.

     If the appellate court overturns the jury’s verdict and grants ISCO a new trial, there is a risk that we may not prevail in a second trial. If this should happen, we could be subject to significant liabilities and be required to cease using key technology. In any case, the cost of defending continued litigation by ISCO, or any other

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intellectual property lawsuit, could constitute a major financial burden and materially and adversely affect our results of operations and cash flows.

We currently rely on specific technologies and may not successfully adjust to the rapidly changing superconductive electronics market.

     The field of superconductivity is characterized by rapidly advancing technology. Our success depends upon our ability to keep pace with advancing superconductive technology, including materials, processes and industry standards. Our development efforts to date have been focused principally on thallium barium calcium copper oxide, in the case of Superconductor, and yttrium barium copper oxide, in the case of Conductus. However, these materials may not ultimately prove commercially competitive against other currently known materials or materials that may be discovered in the future.

     We will have to continue to develop and integrate advances in technology for the fabrication of electronic circuits and devices and manufacture of commercial quantities of products. We will also need to continue to develop and integrate advances in complementary technologies. We cannot assure you that our development efforts will not be rendered obsolete by research efforts and technological advances made by others or that materials other than those currently used by us will not prove more advantageous for the commercialization of superconductive electronic products.

Other parties may have the right to utilize technology important to our business.

     We utilize certain intellectual property rights under non-exclusive licenses or have granted to others the right to utilize certain intellectual property rights licensed from a third party. Because we may not have the exclusive rights to utilize such intellectual property, other parties may be able to compete with us, which may harm our business.

Our failure to anticipate and respond to developments in the wireless telecommunications market could substantially harm our business.

     Our efforts are focused on the wireless telecommunications market, including the 2G, 2.5G and 3G markets. The concentration of our resources on the wireless telecommunications market makes us potentially vulnerable to changes in this market, such as new technologies, future competition, changes in availability of capital resources or regulatory changes that could affect the competitive position and rate of growth of the wireless industry.

We may not be able to compete effectively in the superconductive electronics industry or against alternative technologies.

     Our products compete with a number of alternative approaches and technologies that increase the capacity and improve the quality of wireless networks. Some of these alternatives may be more cost effective or offer better performance than our products. Wireless network operators may opt to increase the number of transmission stations, increase tower heights, install filters and amplifiers at the top of antennas or use advanced antenna technology in lieu of purchasing our products. We may not succeed in competing with these alternatives.

     The market for superconductive electronics currently is small and in the early stages of commercialization. As superconductive electronics emerge as a viable alternative to current solutions, the market will become intensively competitive. A number of large companies with substantially greater financial resources and capabilities are engaged in programs to develop and commercialize products that may compete with those offered by us, or promote alternative solutions to meet the needs of the wireless network operators. For example, Dupont exhibited a tower top HTS front-end unit at a trade show in March 2002. Small companies, including ISCO International and CryoDevices, Inc., are also developing and commercializing superconductive electronic products for the telecommunications industry. Furthermore, academic institutions, governmental agencies and other public and private research organizations are engaged in development programs that may lead to commercial superconductive electronic products. Our success will depend on our ability to develop and maintain our technological leadership while managing the various risks described in this document.

We depend upon government contracts for a substantial portion of revenue, and our business may suffer if significant contracts are terminated or adversely modified or we are unable to win new contracts.

     We derive a portion of our revenue from a few large contracts with the U.S. government. As a result, a reduction in, or discontinuance of, the government’s commitment to current or future programs could materially reduce government contract revenue. Furthermore, Conductus’ license agreement with one company, General Dynamics Electronic Systems, Inc., prevents Conductus from competing with General Dynamics for certain hardware research and development government contracts. If future government research and development projects were limited to areas in which General Dynamics may prevent our Conductus subsidiary from competing, our financial condition could be significantly harmed.

     Contracts involving the U.S. government may include various risks, including:

•	termination by the government;

•	reduction or modification in the event of changes in the government’s requirements or budgetary constraints;

•	increased or unexpected costs causing losses or reduced profits under contracts where prices are fixed or unallowable costs under contracts where the government reimburses for costs and pays an additional premium;

•	risks of potential disclosure of confidential information to third parties;

•	the failure or inability of the main contractor to perform its contract in circumstances where either Superconductor or Conductus is a subcontractor;

•	the failure of the government to exercise options for additional work provided for in the contracts; and

•	the government’s right in certain circumstances to freely use technology developed under these contracts.

     The programs in which we participate may extend for several years, but are normally funded on an annual basis. The U.S. government may not continue to fund programs under which we have entered into contracts. Even if funding is continued, we may fail to compete successfully to obtain funding pursuant to such programs.

     All costs for services under government contracts are subject to audit, and the acceptance of such costs as allowable and allocable is subject to federal regulatory guidelines. We record contract revenues in amounts which we expect to be realized upon final audit settlement. Any disallowance of costs by the government could have an adverse effect on our business, operating results and financial condition. We cannot assure you that audits and adjustments will not result in decreased revenues and net income for those years. Additionally, because of our participation in government contracts, we are subject to audit from time to time for our compliance with government regulations by various agencies. Government agencies may conduct inquiries or investigations that may cover a broad range of activity. Responding to any such audits, inquiries or investigations may involve significant expense and divert management’s attention. In addition, an adverse finding in any such audit, inquiry or investigation could involve penalties that may harm our business.

Because competition for target employees is intense, we may be subject to claims of unfair hiring practices, trade secrets misappropriation or other related claims.

     Companies in the wireless telecommunications industry whose employees accept positions with competitors frequently claim that competitors have engaged in unfair hiring practices, trade secrets misappropriation or other related claims. We may be subject to such claims in the future as we seek to hire qualified personnel, and such claims may result in material litigation. If this should occur, we could incur substantial costs in defending against these claims, regardless of their merits.

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The supplier for our SuperLink Tx line of power amplifiers was acquired by a competitor in 2003, and the loss of this product line could adversely affect the future growth of our commercial revenues.

     During 2002 and 2003, we were marketing a power amplifier product called the SuperLink Tx manufactured by another company. The SuperLink Tx was for wireless networks that suffer from insufficient transmit power on the downlink signal path. Our supplier for this product was acquired by a competitor of ours in November 2003. We have not had significant sales of the SuperLink Tx product to date, but we consider it an important part of our overall business strategy of marketing SuperLink Solutions to maximize the performance of wireless networks. We are evaluating alternative sources of power amplifiers. The absence of a power amplifier from our product line could adversely affect our SuperLink Solutions business strategy and adversely affect our strategy for increasing commercial revenues.

Our failure to successfully develop collaborative relationships with government agencies, research institutions and other companies could harm our business.

     We have established and continue to seek collaborative arrangements with corporate partners, government agencies and public and private research institutions to develop, manufacture and market superconductive electronic products. Our success depends on the development and success of these collaborative arrangements. However, we may not be able to enter into collaborative arrangements on commercially reasonable terms, and even if established, these arrangements may not succeed. If these programs are successful, our collaborative partners may seek to manufacture jointly developed products themselves or obtain them from alternative sources, rather than purchase them from us. Finally, these programs:

•	may require us to share control over our development, manufacturing and marketing programs and relinquish rights to our technology;

•	may be subject to termination at the discretion of the collaborative partners; and

•	may restrict our ability to engage in certain areas of product development, manufacturing and marketing.

We need to increase our manufacturing capacity to meet our planned production volumes, and our failure to do so would hamper our growth and long-term success.

     We need to increase our manufacturing capabilities to meet planned production volumes, and our failure to do so would hamper our growth and long-term success. Currently, we have only limited production facilities. To date, we have focused primarily on developing fabrication processes and producing limited quantities of products. Although our processing technology derives principally from semiconductor manufacturing technology, the fabrication of high-temperature superconductor components is especially difficult because of specific properties unique to high-temperature superconductor materials.

     We cannot assure you that we can develop the necessary manufacturing capability to attain yields sufficient to meet the demand for our products at a cost that will allow us to provide a price/performance advantage to customers in comparison with other alternatives. While we have established limited production facilities for our products, we may not be able to expand our processing, production control, assembly, testing and quality assurance capabilities to produce existing or planned superconductive electronic products in adequate commercial quantities.

     Even if our products meet performance standards acceptable to the superconductive electronics market, we cannot assure you that any such products will offer price/performance advantages in comparison with other alternatives sufficient to achieve market acceptance, or that production costs will be low enough to operate profitably.

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We need to simplify our fabrication process for our radio frequency filters in order to cost-effectively manufacture the SuperLink Rx, our key product, in high volumes.

     We manufacture or “fabricate” the radio frequency filters in our SuperLink Rx, our key product, using integrated circuit manufacturing technology, and the cost of manufacturing the filters constitutes a significant part of the total product cost. We need a simpler and less costly fabrication process to manufacture large volumes of the SuperLink Rx in a cost effective manner. We are currently transitioning to a simpler and more scalable fabrication process acquired in our acquisition of Conductus, Inc. in December 2002. While the process has been tested and is currently used in the production of our PCS models, we could encounter significant problems implementing the process with newly designed equipment and on a larger scale. This could significantly delay the timing of our expansion plans, reduce the expected cost savings of manufacturing in high volumes and adversely affect our ability to price the SuperLink Rx competitively with competing technologies.

If we are unable to forecast our inventory needs accurately, we may be unable to obtain efficient manufacturing capacity or may incur unnecessary costs and produce excess inventory.

     We forecast our inventory needs base on anticipated product orders to determine manufacturing requirements. If we overestimate our requirements, we may have excess inventory, and our suppliers may as well, which could increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing and result in delays in shipments and recognition of revenues. In addition, lead times for ordering materials and components vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. Accordingly, if we inaccurately forecast demand, we may be unable to obtain adequate manufacturing capacity from our suppliers to meet customers’ delivery requirements, which would harm our business.

Our success depends on the attraction and retention of senior management and technical personnel with relevant expertise.

     As a competitor in a highly technical market, we depend heavily upon the efforts of our existing senior management and technical teams. The loss of the services of one or more members of these teams could slow product development and commercialization objectives. Due to the specialized nature of high-temperature superconductors, we also depend upon our ability to attract and retain qualified technical personnel with substantial industry knowledge and expertise. Competition for qualified personnel is intense and we may not be able to continue to attract and retain qualified personnel necessary for the development of our business.

Regulatory changes negatively affecting wireless communications companies could substantially harm our business.

     The Federal Communications Commission strictly regulates the operation of wireless base stations in the United States. Other countries also regulate the operation of base stations within their territories. Base stations and equipment marketed for use in base stations must meet specific technical standards. Our ability to sell our high-temperature superconductor filter subsystems will depend upon the rate of deployment of other new wireless digital services, the ability of base station equipment manufacturers and of base station operators to obtain and retain the necessary approvals and licenses, and changes in regulations that may impact the product requirements. Any failure or delay of base station manufacturers or operators in obtaining necessary approvals could harm our business.

We are depending on international sales for a significant portion of our future revenue growth, and our international business activities will subject us to risks that could cause demand for our products to fall short of expectations and increase our operating expenses.

     A significant part of our long-term business strategy involves the pursuit of growth opportunities in a number of international markets, including China, Japan, Korea, Europe and Latin America. In many international markets, barriers to entry are the result of long-standing relationships between potential customers and our local suppliers and protective regulations, including local content and service requirements. In addition, pursuit of

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international growth opportunities may require significant investments for an extended period before any returns are realized by us from our investment.

     Our business in international markets could be adversely affected by:

•	different technology standards and design requirements;

•	difficulty in attracting qualified personnel;

•	longer payment cycles for and greater difficulties collecting accounts receivable;

•	export controls, tariffs and other barriers;

•	fluctuations in currency exchange rates;

•	nationalization, expropriation and limitations on repatriation of cash;

•	social, economic, banking and political risks;

•	taxation;

•	changes in U.S. laws and policies affecting trade, foreign investment and loans; and

•	cultural differences in the conduct of business.

     Additionally, our efforts to penetrate international markets often necessitate that we retain an agent in those markets to act on our behalf. Although the agents act autonomously, their actions reflect on us. If such an agent were to violate laws or regulations without our knowledge, such actions could cause us to incur legal liability, lose market opportunities and adversely affect our business.

We may acquire or make investments in companies or technologies that could cause loss of value to stockholders and disruption of business.

     We intend to explore opportunities to acquire companies or technologies in the future. Entering into an acquisition entails many risks, any of which could adversely affect our business, including:

•	failure to integrate the acquired assets and/or companies with current business;

•	the price paid may exceed the value eventually realized;

•	loss of share value to existing stockholders as a result of issuing equity securities as part or the entire purchase price;

•	potential loss of key employees from either our then current business or any acquired business;

•	entering into markets in which we have little or no prior experience;

•	diversion of financial resources and management’s attention from other business concerns;

•	assumption of unanticipated liabilities related to the acquired assets; and

•	the business or technologies acquired or invested in may have limited operating histories and may be subjected to many of the same risks to which we are exposed.

If we acquire any companies or technologies in the future, they could prove difficult to integrate, could disrupt business, dilute stockholder value or adversely affect our operating results.

     We may acquire or make investments in complementary companies, services and technologies in the future. Other than the recent acquisition of Conductus, we have not made any such acquisitions or investments to date and, therefore, our ability as an organization to make acquisitions or investments is unproven.

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     Acquisitions and investments involve numerous risks, including:

•	difficulties in integrating operations, technologies, services and personnel;

•	diversion of financial and management resources from existing operations;

•	risk of entering new markets;

•	potential loss of key employees; and

•	inability to generate sufficient revenues to offset acquisition or investment costs.

     In addition, future acquisitions could result in potentially dilutive issuances of equity securities, or the incurrence of debt, contingent liabilities or amortization expenses or charges related to goodwill or other intangible assets, any of which could harm our business. As a result, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed.

If we are unable to implement appropriate controls and procedures to manage our expected growth, we may not be able to successfully offer our products and implement our business plan.

     Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. Anticipated growth in future operations will continue to place, a significant strain on management systems and resources. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures, and will need to continue to expand, train and manage our work force worldwide. Furthermore, we expect that we will be required to manage multiple relationships with various customers and other third parties.

Compliance with environmental regulations could be especially costly due to the hazardous materials used in the manufacturing process.

     We are subject to a number of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our business. Any failure to comply with present or future regulations could result in fines being imposed, suspension of production or interruption of operations. In addition, these regulations could restrict our ability to expand or could require us to acquire costly equipment or incur other significant expense to comply with environmental regulations or to clean up prior discharges.

Terrorism and the declaration of war by the United States against terrorism may have adversely affected, and may in the future adversely affect, our business.

     The terrorist attacks in the United States on September 11, 2001, the declaration of war by the United States against terrorism and the war with Iraq have created significant instability and uncertainty in the world, which may have had, and may in the future have, a material adverse effect on world financial markets, including financial markets in the United States. In addition, such adverse political events may have had, and may in the future have, an adverse impact on economic conditions in the United States. Unfavorable economic conditions in the United States may have had, and may in the future have, an adverse affect on us, including, but not limited to, our ability to expand the market for our products, obtain financing as needed, enter into strategic relationships and effectively compete in the information exchange and knowledge exchange markets.

The reliability of market data included in our public filings is uncertain.

     Since we are relatively new to the commercial market and operate in a rapidly changing market, we have in the past, and may from time to time in the future, include market data from industry publications and our own internal estimates in some of the documents we file with the Securities Exchange Commission. The reliability of this data cannot be assured. Industry publications generally state that the information contained in these publications has been obtained from sources believed to be reliable, but that its accuracy and completeness is not guaranteed. Although we believe that the market data used in our SEC filings is and will be reliable, it has not been

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independently verified. Similarly, internal company estimates, while believed by us to be reliable, have not been verified by any independent sources.

Risks Related to Our Common Stock

Our common stock may continue to be volatile.

     The market price and trading volume of our common stock has been and is likely to continue to be highly volatile. Our common stock may be significantly affected by the following factors:

•	actual or anticipated fluctuations in operating results;

•	announcements of technological innovations;

•	announcements of new products or new contracts by us or our competitors;

•	conditions and trends in the telecommunications and other technology industries; and

•	changes in estimates of our future financial results or recommendations by securities analysts.

     It is possible that the price of the common stock will decline below current prices, and that you would lose all or part of your investment. Equity markets continue to experience significant price and volume fluctuations that are unrelated to the operating performance of individual companies. This is particularly true for technology companies. Broad market fluctuations may cause the market price of our common stock to decline.

We recently have been named as a defendant in several securities class action lawsuits, and if any were to result in an unfavorable resolution, they could adversely affect our reputation, profitability and share price.

     We recently have been named as a defendant in several substantially identical class action lawsuits. The plaintiffs in these lawsuits allege securities law violations by us and certain of our officers and directors under SEC Rule 10b-5 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended. The complaints were each filed on behalf of purported classes of people who purchased our stock during the period between January 9, 2004 and March 1, 2004. The plaintiffs base their allegations primarily on the fact that we did not achieve our forecasted revenue guidance of $10 to $13 million for the first quarter of 2004. The complaints seek unspecified damages. We believe the complaints are without merit and intend to defend these actions vigorously. However, we cannot assure you that we will prevail in these actions, and, if the outcome is unfavorable to us, our reputation, profitability and share price could be adversely affected.

     Furthermore, securities class action lawsuits like these often been brought against companies following periods of stock price volatility, and we may be affected by additional litigation of this type in the future. Class action litigation can result in substantial costs and cause a diversion of management’s attention and resources. This could significantly harm our business, operating results, financial condition or liquidity.

Your ability to sell shares of our common stock may depend upon us maintaining our Nasdaq listing.

     Our common stock is listed on the Nasdaq National Market. We cannot assure you that it will always be listed. The Nasdaq National Market has rules for maintaining a listing, including a minimum bid price of our common stock of $1 per share. We may not meet all of the continued listing requirements in the future, particularly if the price of our common stock declines below $1 for thirty consecutive business days. The last reported sale price of our common stock on July 26, 2004 was $0.95 per share and our most recent public offering price was $0.80. If our common stock is not listed with Nasdaq, it may be difficult or impossible to sell it.

Our corporate governance structure may prevent our acquisition by another company at a premium over the public trading price of Superconductor shares.

     It is possible that the acquisition of a majority of our outstanding voting stock by another company could result in Superconductor’s stockholders receiving a premium over the public trading price for our shares. Provisions

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of our restated certificate of incorporation and bylaws and of Delaware corporate law could delay or make more difficult an acquisition of our company by merger, tender offer or proxy contest, even if it would create an immediate benefit to our stockholders. For example, our restated certificate of incorporation does not permit stockholders to act by written consent and our bylaws generally require ninety (90) days advance notice of any matters to be brought before the stockholders at an annual or special meeting.

     In addition, our board of directors has the authority to issue up to 2,000,000 shares of preferred stock and to determine the terms, rights and preferences of this preferred stock, including voting rights of those shares, without any further vote or action by the stockholders. The rights of the holders of common stock may be subordinate to, and adversely affected by, the rights of holders of preferred sock that may be issued in the future. The issuance of preferred stock could also make it more difficult for a third party to acquire a majority of our outstanding voting stock, even at a premium over our public trading price.

     Further, our certificate of incorporation also provides for a classified board of directors with directors divided into three classes serving staggered terms. These provisions may have the effect of delaying or preventing a change in control of Superconductor without action by our stockholders and, therefore, could adversely affect the price of our stock or the possibility of sale of shares to an acquiring person.

Our stock price is volatile.

     The market price of our common stock has been, and we expect will continue to be, subject to significant volatility. The value of our common stock may decline regardless of our operating performance or prospects. Factors affecting our market price include:

•	our perceived prospects;

•	variations in our operating results and whether we have achieved key business targets;

•	changes in, or our failure to meet, earnings estimates;

•	changes in securities analysts’ buy/sell recommendations;

•	differences between our reported results and those expected by investors and securities analysts;

•	announcements of new contracts by us or our competitors;

•	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

•	general economic, political or stock market conditions.

     Recent events have caused stock prices for many companies, including ours, to fluctuate in ways unrelated or disproportionate to their operating performance. The general economic, political and stock market conditions that may affect the market price of our common stock are beyond our control. The market price of our common stock at any particular time may not remain the market price in the future.

     We do not anticipate declaring any cash dividends on our common stock.

     We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business. In addition, our debt agreements prohibit the payment of cash dividends or other distributions on any of our capital stock except dividends payable in additional shares of capital stock.

USE OF PROCEEDS

     The proceeds from the sale of the common stock offered by this prospectus are solely for the account of the selling stockholders. To the extent we receive cash upon exercise of the warrants, we expect to use that cash for general corporate purposes.

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SELLING STOCKHOLDERS

     The purpose of this prospectus is to permit the persons listed below in the table of selling stockholders to publicly trade, if desired, the shares of common stock issued or issuable upon exercise of their warrants.

     The following table sets forth the number of shares of common stock beneficially owned by the selling stockholders as of June 28, 2004. The selling stockholders may offer shares under this prospectus from time to time and may elect to sell none, some or all of the shares set forth next to their name. As a result, we cannot estimate the number of shares of common stock that the selling stockholders will beneficially own after termination of sales under this prospectus. In addition, the selling stockholders may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock since the date on which they provided information for this table. We have not made independent inquiries about this. We are relying on written commitments from the selling stockholders to notify us of any changes in their beneficial ownership after the date they originally provided this information. See “Plan of Distribution” beginning on page 18.

	Total Number of
	Shares of	Number of Shares	Percentage of
	Common Stock	of Common Stock	Shares of
	Beneficially	Registered for	Common Stock
Selling Stockholder	Owned	Sale (2)	After Offering
Agility Capital, LLC	581,761 (1)	750,000	*
Silicon Valley Bancshares(3)	100,000	100,000	*
TOTAL	681,761	850,000

*	Less than 1%.

(1)	This amount constitutes more shares of common stock than the 581,761 shares which are currently issuable to the selling stockholder upon exercise of the warrants. We choose to register 150% of the 500,000 shares issuable in the original warrant because the Agility warrant contains “weighted average” antidilution provisions which adjust the warrant exercise price and the number of shares issuable upon exercise of the warrant in the event that we sell equity securities at a discount to the exercise price of the Agility warrant.

(2)	In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable upon exercise of the warrants, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of June 28, 2004, are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage held by any other person.

(3)	The warrants held by Silicon Valley Bancshares were issued in connection with an amendment to a borrowing of the Company. An affiliate of the holder remains a lender to the Company.

PLAN OF DISTRIBUTION

     The selling stockholders or their respective pledgees, donees, transferees or other successors in interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. This prospectus, as appropriately supplemented, would also cover such sales of securities by such pledges, donees, transferees and other successors. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares.

     The selling stockholder, directly or through agents, brokers, dealers or underwriters, may sell the shares of common stock to one or more purchasers in public transactions, privately negotiated transactions, or any combination thereof, in each case. Such shares may be sold from time to time in one or more transactions at a fixed price or prices which

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may be changed, at market prices prevailing at the time of sale, at prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions) (a) on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, (b) in the over-the-counter market, (c) in transactions otherwise than on such exchanges or services or in the over-the-counter market, or (d) through the writing of options or other derivatives. The selling stockholder may also sell their shares through various arrangements involving the issuance and sale of convertible or exchangeable securities.

     The selling stockholder may enter into hedging transactions with brokers-dealers or others, which may in turn engage in short sales or other hedging of the shares in the course of hedging the positions they assume. The selling stockholder may also sell the shares short. The selling stockholder may loan or pledge the shares to brokers, dealers or others that in turn may sell such securities. The selling stockholder may pledge or grant security interest in some or all of the shares owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares. The selling stockholder also may transfer and donate shares in other circumstances. This Prospectus, as appropriately supplemented, may be used by such transferees.

     The selling stockholder may authorize underwriters, dealers or agents to solicit offers by institutional investors to purchase the securities from the selling stockholder pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The selling stockholder may also sell the shares to or through brokers or dealers.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholders have the sole and absolute discretion to decline any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

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     We are required to pay all fees and expenses incident to the registration of the shares of common stock, including certain fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. The selling stockholders are responsible for all selling commissions, transfer taxes and other costs related to the offer and sale of their shares.

     The selling stockholders have not advised us of any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor have they advised us of an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

     The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares covered by this prospectus.

LEGAL MATTERS

     Certain legal matters relating to the validity of the common stock offered by this prospectus will be passed upon for us by Guth|Christopher LLP, Los Angeles, California.

EXPERTS

     The financial statements incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report (which contains an explanatory paragraph related to the Company’s ability to continue as a going concern as further described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent registered public accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-3 to register the common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement.

     As a public company, we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of our materials on file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549, as well as at the SEC’s regional office at 5757 Wilshire Boulevard, Suite 500, Los Angeles, California 90036. Our filings are available to the public over the Internet at the SEC’s website at http:\\www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supercede this information. The following documents have been previously filed by us

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with the SEC pursuant to the Exchange Act and are hereby incorporated by reference in this prospectus and the registration statement of which this prospectus forms a part:

•	our Annual Report on Form 10-K for the year ended December 31, 2003 (including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 2004 Annual Meeting);

•	our Quarterly Report on Form 10-Q for the quarter ended April 3, 2004;

•	our Current Reports on Form 8-K filed with the SEC on February 4, 2004, March 1, 2004, April 29, 2004, May 21, 2004 and June 16, 2004; and

•	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on January 4, 1993.

     Certain Current Reports on Form 8-K dated both prior to and after the date of this prospectus are or will be furnished to the Securities and Exchange Commission and shall not be deemed “filed” with the Securities and Exchange Commission and will not be incorporated by reference into this prospectus. All other reports and documents filed by us after the date of this prospectus under Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the common stock covered by this prospectus are also incorporated by reference in this prospectus and are considered to be part of this prospectus from the date those documents are filed. If you make a request for this information in writing or by telephone, we will provide you, without charge, a copy of any or all of the information incorporated by reference in the registration statement of which this prospectus forms a part. Requests for this information should be submitted in writing to our Secretary, at our principal executive offices at Superconductor Technologies Inc., 460 Ward Drive, Santa Barbara, California 93111-2310 or by telephone at (805) 690-4500.

     This prospectus is part of a registration statement we have filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus, or any supplement thereof. No one else is authorized to provide you with different information. You should not rely on any other representations. We are not making an offer of these securities in any state where the offer is not permitted. Our affairs may change after this prospectus or any supplement is distributed. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. You should read all information supplementing this prospectus.

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